Quinn Simkins
April 8 ·

Natural Way is raising money to continue to grow our company! We would love your support as we pursue our dreams and bring the only nut butter made with olive oil to the market! You can invest as little as $100 to support our fundraise!


NATURAL WAY
NATURAL WAY

WEFUNDER.COM

Invest in Natural Way Food Group: The ONLY nut butter made with olive oil that's healthier for you and the planet!

Nancy Simkins, Anna-Grace Kirkman Hurt and 19 others 1 Comment 3 Shares

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Quinn Simkins
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

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Austin Simkins

April 8 ·

Natural Way is raising money through WeFunder! You can invest as little as $100! We would love to have friends, family, and customers on board as we continue to grow!



WEFUNDER.COM

Invest in Natural Way Food Group: The ONLY nut butter made with olive oil that's healthier for you and the planet!

Nancy Simkins, Megan Simkins and 36 others

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Quinn Simkins

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Quinn Simkins • You
Co-Founder at Natural Way Food Group
2mo •

Natural Way is raising money to continue to grow our company! We would love your support as we pursue our dreams and bring the only nut butter made with olive oil to the market! You can invest as little as $100 to support our



Invest in Natural Way Food Group: The ONLY nut butter made with olive oil that's healthier for you and the planet!

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Quinn Simkins Author — 2mo
Co-Founder at Natural Way Food Group

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Austin Simkins • 1st
Co-Founder of Natural Way Food Group; Products in 1,000+ Stores Nati...
2mo •

Natural Way Food Group is raising money through **Wefunder**! You can invest as little as $100! We would love to have friends, family, and customers on board as we continue to grow!


NATURAL WAY
NATURAL WAY

Invest in Natural Way Food Group: The ONLY nut butter made with olive oil that's healthier for you and the planet!

wefunder.com • 1 min read

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Quinn Simkins • You | 2mo
Co-Founder at Natural Way Food Group

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Hi Seth,

Natural Way has some exciting news for our current fundraising round. We are launching on WeFunder, a crowdsourcing platform, as a part of our current fundraise. We have a lead investor in Jeff Amerine, who is a member of Cadron Capital and a current investor in Natural Way.

Once we receive $50K of commitments through the link below we are able to be seen on WeFunder's explore page that gives access to over 1.2M investors to invest in Natural Way. Investors can invest as little as $100 and receive equity in Natural Way. Please use the link below to invest the amount you are interested. **

LINK: https://wefunder.com/naturalway

It's very easy to invest. Follow the 3 simple steps below:

1. Click the link provided (https://wefunder.com/naturalway)
2. Enter the amount you want to invest on the Natural Way WeFunder page.
3. Enter your banking information.

Please help us reach the $50K threshold in order to launch live on WeFunder's explore page! We hope you will consider being a part of this amazing opportunity to raise funds as well as market Natural Way to a larger audience. Feel free to pass this link to anyone that you think would have interest in being a part of this opportunity in Natural Way!!

Thanks,

Quinn Simkins | Co-Founder
P: 479-595-5660
6279 W Wedington Dr, Fayetteville, AR 72704
www.naturalwayfoodgroup.com

** We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Scott!

I first want to thank you for being a part of our first capital raise! While we fell a bit short of projections, it allowed Natural Way to go through a tremendous growth transformation and we are now poised for huge growth with new knowledge/experience and with additional retailer growth across the country (we are now in 1200+ stores!)! We certainly would love to have you be a part of this second company fundraise to help us reach our continued growth goals!

Natural Way has some exciting news for our current fundraising round. We are launching on WeFunder, a crowdsourcing platform, as a part of our current fundraise. We have a lead investor in Jeff Amerine, who is a member of Cadron Capital and a current investor in Natural Way.

Once we receive $50K of commitments through the link below we are able to be seen on WeFunder's explore page that gives access to over 1.2M investors to invest in Natural Way. Investors can invest as little as $100 and receive equity in Natural Way. Please use the link below to invest the amount you are interested. **

LINK: https://wefunder.com/naturalway

It's very easy to invest. Follow the 3 simple steps below:

1. Click the link provided (https://wefunder.com/naturalway)
2. Enter the amount you want to invest on the Natural Way WeFunder page.
3. Enter your banking information.

Please help us reach the $50K threshold in order to launch live on WeFunder's explore page! We hope you will consider being a part of this amazing opportunity to raise funds as well as market Natural Way to a larger audience. Feel free to pass this link to anyone that you think would have interest in being a part of this opportunity in Natural Way!!

** We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Sincerely,

Austin Simkins | Co-Founder Natural Way Food Group
Products available in 1,000+ stores nationwide!
P: 479-466-9582
6279 W Wedington Drive Fayetteville, Arkansas 72704
www.naturalwayfoodgroup.com

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